SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 000-22190
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR
For Period Ending:       June 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 11-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-K
For the Transition Period Ended: N/A
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full name of registrant: Verso Technologies, Inc.
Former name if applicable: N/A

Address of principal executive office (Street and Number):	400 Galleria Parkway, Suite 200
Atlanta, GA 30339
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

☑	(a)	The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE
PART IV OTHER INFORMATION
Part IV — Explanation of Anticipated Change

PART III
NARRATIVE
     The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, due to the time and attention required by the Registrant’s management in integrating the assets acquired from Verilink Corporation and Larscom Incorporated (collectively, the “Verilink Sellers”) in connection with the Registrant’s acquisition on June 16, 2006 of the outstanding equity securities of Winslow Asset Holdings, LLC, now known as Verso Verilink, LLC (“Verso Verilink”), including addressing the purchase accounting issues relating to the contracts assumed from the Verilink Sellers, which contracts were identified by Verso Verilink on July 31, 2006 pursuant to that certain Asset Purchase Agreement between the Verilink Sellers and SCS Fund, L.P. (“SCS Fund”) dated as of June 6, 2006 (the “Asset Purchase Agreement”). SCS Fund assigned its rights under the Asset Purchase Agreement to Verso Verilink on June 15, 2006.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Juliet M. Reising, Executive Vice President and
Chief Financial Officer	(678)	589-3500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes     ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: See the attached explanation.
Verso Technologies, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006	By:	/s/ Juliet M. Reising
Juliet M. Reising
Executive Vice President and
Chief Financial Officer

VERSO TECHNOLOGIES, INC.
SEC File No. 000-22190
Part IV – Explanation of Anticipated Change
See attached Press Release dated August 11, 2006.

Exhibit 99.1
Worldwide Headquarters
400 Galleria Parkway
Suite 200
Atlanta, GA 30339
Tel: +1.678.589.3500
Fx: +1.678.589.3750
www.verso.com
Verso Reports Second Quarter 2006 Results
ATLANTA, GA — (August 11, 2006) — Verso Technologies, Inc. (Nasdaq: VRSO), a global provider of next generation network solutions, announced today its financial results for the second quarter of 2006.
The company reported revenue of $8.4 million for the second quarter of 2006. EBITDA from continuing operations (defined as net loss before interest, income taxes and depreciation and amortization) was a negative $2.5 million. The loss from continuing operations and the net loss for the second quarter of 2006 was $4.4 million, or $.13 per share.
“Our primary goals in the second quarter were to complete the acquisition of the Verilink assets effectively, and advance our strategy of developing a network of larger distribution partners that can take our products deeper into our target markets,” said Monty Bannerman, Verso’s chief executive officer. “The Verilink asset acquisition, which closed on June 16, 2006, has exceeded our expectations thus far, providing Verso an extensive distribution network in North America, a blue-chip customer base and a profitable managed services business with a recurring and more predictable revenue stream. The assets and operations acquired in the Verilink acquisition have become a significant cash generator for Verso. In addition, the people that have come to the company through Verilink are of a very high caliber and are already delivering tremendous value to Verso. Since the acquisition, we have been able to extend our agreement with Verizon for an additional two years, renew our distribution agreement with Lucent and introduce Verso’s solutions to an important North American distributor that should result in sales for the third quarter.”
“On the Verso product distribution side,” continued Bannerman, “we have executed an agreement for an important OEM relationship with Alcatel, signed a teaming agreement with IBM for our softswitch solution, and added several new distribution partners to our network. In addition, we have strengthened relationships with existing partners, including joint product development.”
Business Highlights for the Second Quarter:
•	Verso acquired a limited liability company that holds the majority of the business assets of Verilink Corporation and Larscom Incorporated, for approximately $5.6 million through the issuance of shares of Verso capital stock, plus expenses for a total of $5.9 million. The tangible net assets received in the transaction exceeded the purchase price. On a pro-forma basis, assuming that the Verilink business had been acquired at the beginning off the second quarter of 2006, total revenue for the combined company would have been $12.6 million. On a stand alone basis, the company believes that the Verilink business is profitable today. With additional financial initiatives associated with the Verilink transaction, Verso has already realized a cash return of over 50% of the price paid for Verilink.

•	Verizon extended its service agreement with Verso for two additional years to December 31, 2008. In the first and second quarters of 2006, Verilink sales to Verizon under this contract were approximately $2 million per quarter.

A global provider of Next Generation Network solutions

•	Verso signed a strategic partnership agreement with Alcatel Alenia Space, a global leader in satellite systems and orbital infrastructures. This OEM partnership creates a global distribution channel for the Verso NetPerformer IP GSM Backhaul Solution. This relationship should add to revenues beginning as early as the fourth quarter.

•	IBM and Verso executed a strategic teaming agreement to offer the Verso MetroNet VoIP Overlay solution on the IBM® eServer™ BladeCenter platform. The application conversion has been certified by IBM Labs which validates that Verso’s software is compatible with IBM’s hardware. Verso and IBM are already working on several active sales proposals.

•	The company was selected by another division of Cable & Wireless, located in Jamaica, to provide an advanced next generation switching infrastructure and prepaid wireline solution. This turnkey solution was deployed and implemented within four weeks from the date of order.
Financial Results for the Second Quarter
Total revenue for the second quarter of 2006 was $8.4 million compared to $8.5 million recorded in the second quarter of 2005. Revenue from the technologies group segment was $6.7 million, as compared to $6.0 million recorded in the second quarter of 2005. Included in the revenues for the technologies group is approximately $1.7 million in revenue from Verilink products and services. Revenue from the advanced application services group was $1.7 million for the second quarter of 2006, compared to $2.5 million for the second quarter of 2005.
Gross profit was 40% of sales for the second quarter of 2006, at $3.3 million, compared to 44% of sales, at $3.7 million, for the second quarter of 2005. The lower gross margin was due to lower margins in the advanced application services group and lower margins with the Verilink business. Total operating expenses for the second quarter of 2006 were $6.4 million, compared to $6.8 million for the second quarter of 2005, excluding the loss associated with subleasing part of the company’s headquarters in the second quarter of 2005. EBITDA from continuing operations, excluding reorganization costs, for the second quarter of 2006 was negative $2.5 million compared to a negative $2.4 million for the second quarter of 2005. Loss from continuing operations and net loss for the second quarter of 2006 was $4.4 million, or $.13 per share, compared to $6.4 million, or $.24 per share for the second quarter of 2005.
As of June 30, 2006, the company had cash of $2.8 million, including $1.5 million of restricted cash, and total debt of $15.2 million, which includes borrowings of $3.3 million under its line of credit with Silicon Valley Bank. Additionally, since the end of the second quarter, the company has received a total of approximately $2.9 million from an $870,000 prepayment on a note receivable and $2 million from the sale of inventory to the contract manufacturer utilized for the Verilink products.
“As we are midway through the third quarter,” added Bannerman, “we are now seeing the results of our strategic shift taking effect which should be reflected in the third quarter results. With the acquisition of the Verilink assets and the opportunities coming from recently completed distribution relationships and others that are still in process, we expect to begin to produce additional revenue in the third quarter and will grow as we further develop our relationships within their sales organizations. We are convinced that our strategy is working. As we stated last quarter, we expect that the second half of the year will demonstrate revenue growth and significant progress toward our goal of becoming EBITDA positive.”

A global provider of Next Generation Network solutions

Verso Second Quarter Earnings Call
The company will hold its quarterly conference call on Friday, August 11, 2006 at 9:00 a.m. ET. During this call, Verso’s senior executives will discuss the company’s financial results for the second quarter of 2006 and respond to appropriate questions.
Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the Verso website, www.verso.com. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes early to download and install any necessary audio software. For those who are unable to listen to the live broadcast, the webcast will be archived on the investor section of Verso’s website for 30 days. A telephone replay of the call will be available from 12:30 p.m. ET on August 11, 2006 through 11:59 p.m. on August 25, 2006 at 800.475.6701 for domestic callers and 320.365.3844 for international callers, the passcode is 838745.
Forward Looking Statements
Certain statements contained in this release that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words — “believe”, “expect”, “anticipate”, “intend”, “will”, and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us. These forward-looking statements may be affected by the risks and uncertainties in our business and are qualified in their entirety by the cautionary statements and risk factor disclosure contained in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2005. We do not assume, and expressly disclaim, any obligation to update these forward-looking statements.
Earnings Measurement Quality
The company provides supplemental information regarding its operational performance using certain non-GAAP financial measures which exclude from income from continuing operations various non-cash and cash charges principally related to acquisitions, restructuring activities and financing transactions. The company uses “EBITDA from continuing operations excluding reorganization costs” to provide an indication of the company’s baseline performance before gains, losses or other charges that are considered by management to be outside of the company’s core operating results. The company believes this non-GAAP financial measure provides a good measure of performance for the company because it represents the amount realized from revenue after all operating expenses. While non-GAAP financial measures are not an alternative to generally accepted accounting principles used in the United States (“GAAP”), the company’s management uses this non-GAAP financial measure to evaluate the company’s historical and prospective financial performance in the ordinary course of business. The company believes that providing to the company’s investors the non-GAAP financial measure, in addition to the most comparable GAAP presentation, allows the investors to better evaluate the company’s progress and its financial results over time and to compare the company’s results with the results of the company’s competitors.

A global provider of Next Generation Network solutions

About Verso Technologies
Verso is a global provider of next generation network solutions offering a core-to-edge product portfolio primarily for telecommunications service providers. The company’s products enable its customers to secure and optimize network bandwidth, generate additional revenue and reduce costs. Verso’s applications and services are cost effective, deploy quickly and provide a superior return on investment. For more information, contact Verso at www.verso.com or call 678.589.3500.
Investor Contact:
Monish Bahl
Vice President, Investor Relations
Verso Technologies, Inc.
678.589.3579
Monish.Bahl@verso.com
###

A global provider of Next Generation Network solutions

VERSO TECHNOLOGIES, INC.
(Unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2006	2005	2006	2005
Revenue:
Products	$5,156	$4,603	$8,753	$7,342
Services	3,225	3,910	6,416	7,778

Total revenue	8,381	8,513	15,169	15,120

Cost of revenue:
Products:
Product costs	2,671	2,299	4,328	3,683
Amortization of intangibles	175	147	369	215

Total cost of products	2,846	2,446	4,697	3,898
Services	2,188	2,355	4,284	4,690

Total cost of revenue	5,034	4,801	8,981	8,588

Gross profit	3,347	3,712	6,188	6,532

Operating expenses
General & administrative	2,211	2,366	4,644	4,844
Sales and marketing	1,801	2,109	3,574	4,320
Research and development	1,994	1,737	3,773	3,421
Depreciation and amortization	402	580	866	1,240
Reorganization costs	—	2,550	—	2,674

Total operating expenses	6,408	9,342	12,857	16,499

Operating (loss) income from continuing operations	(3,061)	(5,630)	(6,669)	(9,967)

Other expense, net	(1,298)	(770)	(2,629)	(1,366)

Loss from continuing operations before income taxes	(4,359)	(6,400)	(9,298)	(11,333)

Income taxes	—	—	—	—

Loss from continuing operations	(4,359)	(6,400)	(9,298)	(11,333)

Loss from discontinued operations	—			(566)

Net loss	$(4,359)	$(6,400)	$(9,298)	$(11,899)

Net loss per common share- basic and diluted:

Loss from continuing operations	$(0.13)	$(0.24)	$(0.29)	$(0.43)
Loss from discontinued operations	$—		$—	$(0.02)

Net loss per common share- basic and diluted	$(0.13)	$(0.24)	$(0.29)	$(0.45)

Weighted average shares outstanding - basic and diluted	33,591,796	26,688,110	31,772,906	26,783,927

RECONCILIATION OF LOSS FROM CONTINUING OPERATIONS TO EBITDA FROM CONTINUING OPERATIONS EXCLUDING REORGANIZATION COSTS

	For the three months ended June 30,		For the six months ended June 30,
	2006	2005	2006	2005
Loss from continuing operations	$(4,359)	$(6,400)	$(9,298)	$(11,333)
Add back:
Interest	1,257	723	2,524	1,297
Income taxes	—	—	—	—
Depreciation and amortization	402	580	866	1,240
Amortization of intangibles (cost of goods sold)	175	147	369	215
EBITDA from continuing operations	(2,525)	(4,950)	(5,539)	(8,581)
Reorganization costs	0	2,550	0	2,674

EBITDA from continuing operations excluding reorganization costs	$(2,525)	$(2,400)	$(5,539)	$(5,907)

SELECTED BALANCE SHEET ITEMS

	June 30, 2006	December 31, 2005
Cash and cash equivalents	$1,324	$1,079
Restricted cash	1,469	1,656
Accounts receivable, net	8,749	7,336
Inventories	11,161	4,259
Total current assets	25,353	16,939
Note receivable, net of current portion	2,364	2,736
Total assets	35,569	28,098
Line of credit	3,325	1,269
Current portion of convertible debentures	3,935	3,262
Total current liabilities	19,876	15,037
Convertible debentures, net of current
portion	5,105	5,627
Notes payable	2,824	2,785
Total debt	15,189	12,943
Total liabilities	29,180	25,259
Total shareholders’ equity	6,389	2,839